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CLIENT/MATTER NUMBER
102240-0103

April 25, 2025
VIA EDGAR CORRESPONDENCE

Mr. Blake Grady
Division of Corporation Finance
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Harley-Davidson, Inc. (“H-D” or the “Company”) DEF 14A filed April 3, 2025 (the “Proxy Statement”) File No. 001-09183

Dear Mr. Grady:
On behalf of our client, H-D, we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 22, 2025 (the “Staff Letter”), with regard to the above-referenced filing. We have reviewed the Staff Letter with H-D and provide the following response on H-D’s behalf. For ease of reference, the Staff’s comment in the Staff Letter is reproduced in italicized form below.
Staff Comment: We note your disclosure that “the number of votes cast favoring each Director nominee’s election must exceed 50% of the total number of votes cast with respect to that nominee’s election, including any votes withheld, for shareholders to elect the nominee, [and t]herefore, a ‘withheld’ vote is effectively a vote ‘against’ a nominee.” Further, we note that Section 2.08(a) of your by-laws states that “[v]otes cast shall include votes ‘for’ and ‘against’ [a] director’s election and direction to withhold authority in each case and exclude abstentions and broker nonvotes with respect to that director’s election.” In this respect, when applicable state law gives legal effect to votes cast against a nominee, then in lieu of providing a means for security holders to withhold authority to vote, the form of proxy must provide a means for security holders to vote against each nominee and a means for security holders to abstain from voting. Refer to Rule 14a-4(b)(4). However, your form of proxy card only includes “for” and “withhold” options. Please revise to omit the option to “withhold,” and include “for,” “against” and “abstain” options, or advise.
Company Response:
H-D acknowledges the Staff’s comment and respectfully submits that H-D is not required under Rule 14a-4(b)(4) (“Rule 14a-4(b)(4)”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to include the “against” option on its proxy card as votes against a nominee are not given legal effect pursuant to Wisconsin state law.

Under Rule 14a-4(b)(4), the form of proxy must provide a means for security holders to vote against each nominee “[w]hen applicable state law gives legal effect to votes cast against a nominee.”  Therefore, whether a form of proxy card must provide for an option to vote “against” a nominee is a question of state law.
The Commission’s deference to state law was clear when it adopted amendments to Rule 14a-4(b)(4) in 2021 to clarify the form of proxy and disclosure requirements with respect to majority and plurality voting standards that apply to director elections.  See Universal Proxy Exchange Act Release No. 34-93596 (November 17, 2021) at footnote 23 (“State law and the registrant’s governing documents determine the voting standard for director elections, with director nominees generally elected under either a plurality voting standard or majority voting standard.  They also determine whether an ‘against’ voting option has a legal effect under the applicable voting standard.”).  Notably, the Commission drafted revised Rule 14a-4(b)(4) to mandate particular voting options depending on whether state law provides that an “against” vote has a legal effect and did not require an “against” vote anytime that a majority voting standard is used.  The Commission also agreed with commenters that “including an ‘against’ voting option on a proxy card where there is no legal effect to such vote is unnecessarily confusing for shareholders and [we] have therefore amended Rule 14a-4(b) to prohibit such a voting option on the proxy card where such votes have no legal effect.” In fact, Rule 14a-4(b) as amended specifically prohibits the use of an “against” voting option where such votes have no legal effect.
H-D is a Wisconsin-organized corporation.  Chapter 180 of the Wisconsin Statutes contains the corporation law applicable to for profit corporations organized in Wisconsin, and Wis. Stats. Section 180.0728 (“Section 180.0728”) provides the applicable state law in respect of voting for directors. Subsection 180.0728(1) provides: “Unless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.”  Therefore, both state law and the articles of incorporation of a corporation determine whether the voting standard for director elections is a plurality or majority voting.  As permitted by subsection 180.0728(1), H-D’s shareholders voted in 2015 to approve an amendment to the Restated Articles of Incorporation of H-D to allow for a majority voting standard for uncontested elections of directors.  Shareholder approval of the Restated Articles of Incorporation (followed by the appropriate state filing) rendered effective amendments to Section 2.08 of the by-laws of H-D that the H-D Board of Directors had approved in advance to implement the change in the voting standard applicable to elections of directors.
H-D respectfully submits the following position as to the legal effect of an “against” vote under both Wisconsin state law and the Company’s governing documents:
Under Wisconsin law, votes cast against a nominee in an election of directors are not given legal effect.  Subsection 180.0728(4) expressly states:  “(4) For purposes of this section, votes against a candidate are not given legal effect and are not counted as votes cast in an election of directors [emphasis added].”  We respectfully submit that the application of subsection 180.0728(4) is not limited to a director election where the voting standard is plurality voting, but rather applies to the entirety of Section 180.0728, which is entitled “Voting for directors; cumulative voting,” including an election pursuant to Section 180.0728 for which the voting standard is majority voting.

This conclusion is supported by the fact that subsection 180.0728(1) refers to plurality voting and describes the meaning of “plurality” “[i]n this subsection [emphasis added],” but in contrast, subsection 180.0728(4) specifically states that it applies “[f]or purposes of this section [emphasis added].”  This confirms that subsection 180.0728(4) is intended to apply to all matters relating to “voting for directors,” and it should not to be interpreted to provide that votes against are not given legal effect only where directors are elected by plurality voting, pursuant to subsection (1) of Section 180.0728.  Indeed, no section of Chapter 180 other than Section 180.0728 addresses the subject of voting for directors.
Further, learned commentary on the point states that the Wisconsin legislature specifically added subsection 180.0728(4) in 1991 to negate any possible effect of votes cast against a candidate for director. In addition, the commentary indicates that the amendment was adopted to override the precedent established by a Wisconsin Supreme Court case that gave effect to “against” votes.  See Strong v. Fromm Labs, Inc., 273 Wis. 159,77 N.W.2d 389 (1956).  In the director election at issue in Strong, the voting standard was majority voting. This commentary, which we attach for the Staff’s information, appears in a book, C. Berry, K. Davis, F. DeGuire & C. Williams, Wisconsin Business Corporation Law (1992).  That book, published by the State Bar of Wisconsin, was written by lawyers on the State Bar’s Corporate and Business Law Committee that led the effort to pass the Wisconsin legislation in 1989 enacting a “new” Chapter 180 and a related “trailer bill” in 1991 to help practitioners understand the “new” Chapter 180 that the legislation enacted.  Hence, Wisconsin practitioners often consider the book equivalent to legislative history for Chapter 180.
That the by-laws of the Company include a reference to votes “against” a director’s election does not change this result.  Section 2.08 of the Company’s by-laws provides:
Except as set forth in this Section 2.08, a majority of the votes cast at any meeting of the shareholders for the election of directors at which a quorum is present shall elect directors.  For purposes of this by-law, a “majority of the votes cast” means that the number of shares voted “for” a director’s election exceeds 50% of the number of votes cast with respect to that director’s election.  Votes cast shall include votes “for” and “against” that director’s election and direction to withhold authority in each case and exclude abstentions and broker nonvotes with respect to that director’s election.
Under Wis. Stats. Section 180.0206, a corporation’s by-laws must be consistent with Chapter 180.  In this case, the relevant statute (subsection  180.0728(4)) provides that votes against a candidate are not given legal effect.  The Company’s by-laws cannot change that (see Wis. Stats. subsections 180.0202(2)(b) & (c)), and as a result, the language of the by-laws cannot and does not give effect to “against” votes. The majority voting construct that the by-laws implemented still functions as intended because, under Section 2.08 of the by-laws, a majority of the votes cast elects directors and votes cast include a shareholder’s direction to withhold authority to vote for a candidate. Hence, a candidate must receive a majority of the number of votes “for” and “withhold” votes to be elected.

The Company’s disclosure regarding its majority voting standard in its definitive proxy statement for the upcoming meeting in the Proxy Statement is consistent with the focus on “withhold” votes rather than “against” votes:

Our By-laws, as amended and restated (“By-laws”), have a majority voting standard for the election of Directors for uncontested elections. Since this is an uncontested election, the number of votes cast favoring each Director nominee’s election must exceed 50% of the total number of votes cast with respect to that nominee’s election, including any votes withheld, for shareholders to elect the nominee. Therefore, a “withheld” vote is effectively a vote “against” a nominee. Broker non-votes will be disregarded in the calculation of the majority vote.
While the disclosure notes that “a ‘withheld’ vote is effectively a vote ‘against’ a nominee,” that language is merely explaining the voting using more common language that is used in describing the voting standard for other matters at the meeting.  The language is not inconsistent with the fact that votes against a candidate are not given legal effect under Wisconsin law.

The Company’s proxy card reflects an approach that the Company believes is consistent with Wisconsin law and the rules under the Exchange Act. Had the Company included an “against” option rather than “withhold,” the Company believes it would have run afoul of the second sentence of Rule 14a-4(b)(4).
H-D believes Rule 14a-4(b)(4) does not require the Company to provide an “against” voting option on its proxy card where state law clearly states that such votes are neither (1) given legal effect, nor (2) counted as votes cast in an election of directors.  Instead, H-D provided a “withhold” option on the proxy card to give shareholders the opportunity to cast votes that are not votes “for” each nominee and in a manner that is consistent with subsection 180.0728(4). In addition, H-D believes that it has provided accurate disclosure as to the method by which votes will be counted, in compliance with Item 21(b) of Schedule 14A under the Exchange Act. In this regard, should a shareholder not desire to vote in favor of one or more of H-D’s Director nominees, the Proxy Statement directs them to cast a “withhold” vote, which (1) would not be denied legal effect and (2) as a practical matter, continues to permit shareholders to “effectively vote ‘against’ [such] nominee.”  Such disclosure is consistent with Section 2.08(a) of the Company’s by-laws, insofar as it provides “votes casts shall include …[a] direction to withhold authority.”
* * *
For the reasons discussed above, H-D respectfully submits that (1) its current form of proxy card complies with the plain meaning of Rule 14a-4(b)(4), and (2) replacing the option to “withhold” with “against” and “abstain” options is not required under Rule 14a-4(b)(4) and in fact would be prohibited under the rule.

If the Staff has any questions or requires any further information, please do not hesitate to contact the undersigned at (414) 297-5678, email: pgquick@foley.com or Christopher R. Drewry at (312) 777-7122, email: christopher.drewry@lw.com; Ryan J. Maierson at (713) 546-7420, email: ryan.maierson@lw.com; or Michele M. Anderson at (202) 637-2109, email: michele.anderson@lw.com.
  Very truly yours,
/s/ Patrick G. Quick
Patrick G. Quick

Attachment

cc:     Paul Krause
Harley-Davidson, Inc.
Christopher R. Drewry
Ryan J. Maierson
Michele M. Anderson
Latham & Watkins